UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere.  The Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Shares and the Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Shares and the Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code:  0981)

(1)  PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

(2)  PROPOSED ISSUE OF US$95 MILLION ZERO COUPON CONVERTIBLE BONDS DUE 2018

(3)  PRE-EMPTIVE RIGHT OF DATANG

AND

(4)  PRE-EMPTIVE RIGHT OF COUNTRY HILL

Sole Global Coordinator

Joint Bookrunners and Managers

*                 For identification purposes only

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

The Board is pleased to announce that on 4 June 2014, the Vendor entered into the Placing and Subscription Agreement with the Joint Placing Agents and the Company pursuant to which the Vendor agreed to appoint the Joint Placing Agents, and each of the Joint Placing Agents has agreed, severally and not jointly, to act as agent for the Vendor, to purchase or procure purchasers to purchase 2,590,000,000 Sale Shares held by the Vendor at the price of HK$0.60 per Sale Share.

Following completion of the Placing, the Vendor will subscribe for 2,590,000,000 Subscription Shares at the price of HK$0.60 per Subscription Share.  The Subscription Shares will be allotted and issued pursuant to the 2013 General Mandate and will rank pari passu in all respects with the Shares. The issue of the Subscription Shares is not subject to the approval of the Shareholders.

SEHL, a wholly-owned subsidiary of Shanghai Industrial, an existing shareholder of the Company holding approximately 4.59% of the issued share capital of the Company, will subscribe for up to 130,000,000 Shares under the Placing.

An application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

Completion of the Subscription is subject to the satisfaction or waiver of the conditions precedent therein. Please refer to the paragraph headed “The Subscription” under the section “The Placing and Subscription Agreement” below for further information.

ISSUE OF THE FURTHER BONDS

On 4 June 2014, the Company and the Joint Managers entered into the Bond Subscription Agreement, pursuant to which each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the Further Bonds to be issued by the Company in an aggregate principal amount of US$95 million. The Further Bonds will be consolidated and, from the date of their issue, form a single series with the Original Bonds and the Original Pre-emptive Bonds.

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Further Bonds at the initial Conversion Price, the Further Bonds will be convertible into 924,738,230 Shares, representing (i) approximately 2.87% of the issued share capital of the Company on the Last Trading Day (ii) approximately 2.66% of the issued share capital of the Company as enlarged by the Subscription Shares (assuming that there is no change in the issued share capital of the Company, save for the issue of the Subscription Shares); and (iii) approximately 2.59% of the issued share capital of the Company as enlarged by the Subscription Shares and assuming the full conversion of the Further Bonds at the initial Conversion Price (assuming that there is no change in the issued share capital of the Company, save for the issue of the Subscription Shares and the New Conversion Shares). The New Conversion Shares will be allotted and issued pursuant to the 2013 General Mandate and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Further Bonds is not subject to the approval of the Shareholders.

An application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the New Conversion Shares. An application will be made to the Singapore Exchange for the listing and quotation of the Further Bonds.

Completion of the Bond Subscription Agreement is subject to the satisfaction or waiver of the conditions precedent therein. In addition, the Bond Subscription Agreement may be terminated in certain circumstances. Please refer to the paragraph headed “The Bond Subscription Agreement” under the section “Issue of the Further Bonds” below for further information.

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010 and 5 May 2011 in relation to the Datang Subscription Agreement.

Pursuant to the Datang Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, completion of any such issue of the Datang Pre-emptive Securities to, and subscription of the Datang Pre-emptive Securities by, Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals.

Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities in connection with the issue of the Subscription Shares, the Further Bonds and any Country Hill Further Subscription will be at a price equivalent to the Subscription Price (in the case of the Datang Pre-emptive Shares) or the issue price of the Further Bonds (in the case of the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders for any such Datang Further Subscription.

The Company has notified Datang in accordance with the terms of the Datang Subscription Agreement in respect of the issue of the Subscription Shares and the issue of the Further Bonds and the possible Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, Datang is deemed to have elected not to exercise its pre-emptive right with respect to the Datang Pre-emptive Securities if it does not respond to the final notice within ten (10) business days following the date of the final notice.

As at the date of this announcement, the Company has been informed by Datang in a non-legally binding letter of intent that it was committed to exercising its pre-emptive right to subscribe for the Shares and Bonds, up to the amount it is entitled to under the Datang Subscription Agreement based on terms and conditions that are substantially the same as the Placing, the Subscription and the issue of the Further Bonds. The Company will make such further announcement as is necessary under the Listing Rules in relation thereto.

PRE-EMPTIVE RIGHTS OF COUNTRY HILL

Reference is made to the Company’s announcements dated 18 April 2011 in relation to the Country Hill Subscription Agreement.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Country Hill immediately prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Securities to, and subscription of the Country Hill Pre-emptive Securities by, Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Securities in connection with the issue of the Subscription Shares, the Further Bonds and any Datang Further Subscription will be at a price equivalent to the Subscription Price (in the case of the Country Hill Pre-emptive Shares) or the issue price of the Further Bonds (in the case of the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the approval of the independent Shareholders for any such Country Hill Further Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the issue of the Further Bonds and the possible Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, Country Hill is deemed to have elected not to exercise its pre-emptive right with respect to the Country Hill Pre-emptive Securities if it does not respond to the final notice within ten business days following the date of the final notice.

As at the date of this announcement, the Company has been informed by Country Hill in a non-legally binding letter of intent that it was committed to exercising its pre-emptive right to subscribe for the Shares and/or Bonds for a total consideration of up to US$25,000,000, based on terms and conditions that are substantially the same as the Placing, the Subscription and/or the issue of the Further Bonds. The Company will make such further announcement as is necessary under the Listing Rules in relation thereto.

LOCK-UP UNDERTAKINGS BY THE COMPANY, DATANG AND COUNTRY HILL

Each of the Company, Datang and Country Hill has given a lock-up undertaking in relation to the issue of Shares (in the case of the Company) or the Shares held by it directly (or through nominees) (in the case of Datang and Country Hill) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the new Shares and the Further Bonds.

USE OF PROCEEDS

The gross proceeds from the issue of the Subscription Shares and the Further Bonds will be approximately US$296.9 million.

The net proceeds (net of fees, commissions and expenses) from the issue of the Subscription Shares and the Further Bonds will be approximately US$291.2 million.

It is estimated that, assuming Datang and Country Hill each exercise their respective pre-emptive rights in accordance with their respective letters of intent, the net proceeds (net of fees, commissions and expenses) from the issue of Subscription Shares, the Further Bonds, the Datang Pre-emptive Securities and the Country Hill Pre-emptive Securities would be approximately US$391.4 million.

The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Subscription Shares, the Further Bonds, any Datang Pre-emptive Securities and any Country Hill Pre-emptive Securities for the Company’s capital expenditure used for capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

LISTING RULES IMPLICATIONS

The Subscription Shares and the New Conversion Shares will be issued pursuant to the 2013 General Mandate.

As each of Datang and Country Hill is a substantial shareholder of the Company and thus a connected person of the Company, any Datang Further Subscription or any Country Hill Further Subscription (including any issue of Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. As at the date of this announcement, the Company has been informed by each of Datang and Country Hill in a non-legally binding letter of intent that it was committed to exercising its pre-emptive rights to subscribe for the Datang Pre-emptive Securities and the Country Hill Pre-emptive Securities respectively, up to the amount it is entitled to under the Datang Subscription Agreement (in the case of Datang) or the Country Hill Subscription Agreement for a consideration of up to US$25,000,000 (in the case of Country Hill) based on terms and conditions that are substantially the same as the issue of the Shares and/or the Further Bonds. The Company will make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

Shareholders and potential investors should note that the completion of the Subscription and the completion of the issue of the Further Bonds are subject to the fulfilment of the conditions under the Placing and Subscription Agreement and the Bond Subscription Agreement, respectively. As the Subscription, the issue of the Further Bonds, the Datang Further Subscription and the Country Hill Further Subscription may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

The Board is pleased to announce that on 4 June 2014, the Vendor entered into the Placing and Subscription Agreement with the Joint Placing Agents and the Company pursuant to which the Vendor agreed to appoint the Joint Placing Agents, and each of the Joint Placing Agents has agreed, severally and not jointly, to act as agent for the Vendor, to purchase or procure purchasers to purchase 2,590,000,000 Sale Shares held by the Vendor at the price of HK$0.60 per Sale Share.

Following completion of the Placing, the Vendor will subscribe for 2,590,000,000 Subscription Shares at the price of HK$0.60 per Subscription Share. The Subscription Shares will be allotted and issued pursuant to the 2013 General Mandate and will rank pari passu in all respects with the Shares. The issue of the Subscription Shares is not subject to the approval of the Shareholders.

The Placing and Subscription Agreement:

Date:	4 June 2014

Parties:	The Vendor, the Company and the Joint Placing Agents

The Placing:

Joint Placing Agents: The Joint Placing Agents are Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities (Asia Pacific) Limited. The Joint Placing Agents and each of their respective beneficial owners are independent of and not connected with the Directors, chief executive or substantial shareholders of the Company, the Vendor, each member of the Group or any of their respective associates.

The Vendor has appointed the Joint Placing Agents, and each of the Joint Placing Agents has agreed, severally and not jointly, to act as agent for the Vendor, to purchase or procure purchasers to purchase the Sale Shares held by the Vendor at the Placing Price.

The Vendor currently holds, directly and indirectly 6,116,138,341 Shares representing approximately 18.98% of the issued share capital of the Company as at the Last Trading Day.

Placees:

The Sale Shares will be offered to not less than six Placees, who are all professional investors. Each of the Placees will be independent of and not acting in concert (as defined under the Takeovers Code) with any of the Vendor or its concert parties and are not any of the Vendor’s, the Company’s or its subsidiaries’ directors (as defined in the Listing Rules), chief executive (as defined in the Listing Rules) or substantial shareholders (as defined in the Listing Rules), or any of their respective associates. It is expected that no Placee will become a substantial shareholder of the Company (as defined in the Listing Rules) as a result of the Placing.

SEHL, wholly-owned subsidiary of Shanghai Industrial, an existing shareholder holding approximately 4.59% of the issued share capital of the Company, will subscribe for up to 130,000,000 Shares under the Placing, resulting in its holding of approximately 4.62% of the issued share capital of the Company as enlarged by the issue of 2,590,000,000 new Shares under the Subscription.

Number of Sale Shares:

2,590,000,000 Shares to be placed, representing approximately 8.04% of the existing issued share capital of the Company of 32,232,140,774 Shares on the Last Trading Day, and approximately 7.44% of the issued share capital of the Company as enlarged by the issue of 2,590,000,000 new Shares under the Subscription.

Placing Price:	The Placing Price of HK$0.60 per Sale Share (exclusive of stamp duty, brokerage (if any), Hong Kong Stock Exchange trading fees and SFC transaction levies) represents:

(a) a discount of approximately 4.76% to the Closing Price of HK$0.63 per Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

(b)

a discount of approximately 7.69% to the average Closing Price of approximately HK$0.65 per Share as quoted on the Hong Kong Stock Exchange for the last five trading days of the Shares up to and including the Last Trading Day; and

(c)

a discount of approximately 7.69% to the average Closing Price of approximately HK$0.65 per Share as quoted on the Hong Kong Stock Exchange for the last ten trading days of the Shares up to and including the Last Trading Day.

The Placing Price was agreed after arm’s length negotiations between the Vendor, the Company and the Joint Placing Agents with reference to the prevailing market price of the Shares.

The Placing Price, net of placing commissions, other costs and expenses, is approximately HK$0.59 per Sale Share.

Rights of the Sale Shares:

The Sale Shares will be transferred free from all liens, charges and encumbrances and will carry the rights attaching to them as at the date of the Placing and Subscription Agreement, including the right to receive all dividends declared, made or paid on or after the said date.

Completion of the Placing:	Completion of the Placing is expected to take place on 9 June 2014 or such other date as the Vendor and the Joint Placing Agents may agree in writing.

The subscription number of Subscription Shares:

The Company will issue 2,590,000,000 new Shares to the Vendor representing approximately 8.04% of the existing issued share capital of the Company on the Last Trading Day and approximately 7.44% of the issued share capital of the Company as enlarged by the issue of 2,590,000,000 new Shares under the Subscription.

The issue of the Subscription Shares is not subject to the approval of the Shareholders.

Subscription Price:	HK$0.60 per Subscription Share, which is the same as the Placing Price.

The net subscription monies payable by the Vendor to the Company will be approximately HK$0.60 per Subscription Share, after the deduction of the expenses of the Placing and Subscription.

The Subscription Price was determined after arm’s length negotiation between the parties.

Ranking of the Subscription Shares:

The Subscription Shares, when fully paid, will rank pari passu in all respects with the other Shares in issue or to be issued by the Company on or prior to the date of completion of the Subscription including the rights to all dividends and other distributions, made or paid at any time after the date of allotment.

Conditions of the Subscription:	The Subscription is conditional upon:

(a)

the Listing Committee of the Hong Kong Stock Exchange granting listing of and permission to deal in the Subscription Shares (and such listing and permission not being subsequently revoked prior to the delivery of definitive share certificate(s) representing the Subscription Shares); and

(b) completion of the Placing having occurred pursuant to the terms of the Placing and Subscription Agreement.

Completion of the Subscription:

An application will be made by the Company to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Completion of the Subscription shall take place on the second business day after the date upon which the last of the conditions has been satisfied provided that if completion does not take place on a date no later than a date falling 14 days after the date of the Placing and Subscription Agreement the Company and the Vendor shall take all necessary steps to fulfil any applicable requirements under the Listing Rules (including obtaining the approval of the independent Shareholders prior to completion of the Subscription).

Lock-up undertaking:

The Company has undertaken to the Joint Placing Agents that for a period commencing on the date of the Placing and Subscription Agreement and ending on the date falling 90 days after the completion date of the Placing (inclusive), the Company will not:

(a)

allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe for (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Share(s) or interests in the Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to the Shares or interest in Shares; or

	(b)	agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions in (a) above; or

	(c)	announce any intention to enter into or effect any such transaction described in (a) or (b) above,

without first having obtained the written consent of the Joint Placing Agents, subject to certain exceptions as stated in the Placing and Subscription Agreement.

Termination:	The Placing and Subscription Agreement may be terminated by the Joint Placing Agents if at any time prior to 9 : 00 a.m. (Hong Kong time) on the completion date of the Placing:

	(a)	there develops, occurs or comes into force:

(i)

any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the opinion of the Joint Placing Agents has or is likely to have a material adverse effect on the financial position of the Group as a whole; or

(ii)

any significant change (whether or not permanent) in local, national or international monetary, economic, financial or political conditions which in the opinion of the Joint Placing Agents is or would be materially adverse to the success of the Placing; or

(iii)

any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or foreign exchange rates or foreign exchange controls which in the reasonable opinion of the Joint Placing Agents is or would be materially adverse to the success of the Placing or make it impracticable or inexpedient to proceed therewith; or

(iv)

a general moratorium on commercial banking activities in Hong Kong, the PRC, London or New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Hong Kong, the PRC, Singapore, the United Kingdom or the United States; or

(v) a change or development involving a prospective change in taxation which materially adversely affects the Group as a whole or the Sale Shares; or

(vi)

any outbreak or escalation of hostilities or act of terrorism involving Hong Kong, the PRC, Singapore, the United Kingdom or the United States or the declaration by Hong Kong, the PRC, Singapore, the United Kingdom or the United States of a national emergency or war; or

(vii)

any suspension of dealings in the Shares on the Hong Kong Stock Exchange or American Depository Shares over the Shares on the New York Stock Exchange for any period whatsoever (other than a voluntary suspension or as a result of the Placing, this announcement or in connection with the issuance of the Datang Pre-emptive Securities or the Country Hill Pre-emptive Securities); or

(viii)

any moratorium, suspension or material restriction on trading in shares or securities generally on the Hong Kong Stock Exchange, the Shanghai Stock Exchange, the London Stock Exchange or the New York Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to the completion date of the Placing; or

(b)

any breach of any of the representations, warranties and undertakings set out in the Placing and Subscription Agreement comes to the knowledge of any of the Joint Placing Agents or any event occurs or any matter arises on or after the date hereof and prior to the completion date of the Placing which if it had occurred or arisen before the date hereof would have rendered any of such representations, warranties and undertakings untrue or incorrect in any respect, or there has been a breach of, or failure to perform, any other provision of the Placing and Subscription Agreement on the part of the Vendor or the Company; or

(c)

there is any such adverse change, or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business or in the financial or trading position of the Group as a whole which in the opinion of the Joint Placing Agents is materially adverse to the success of the Placing, then and in any such case, the Joint Placing Agents may terminate the Placing and Subscription Agreement without liability to any of the Joint Placing Agents and/or the Company and the Vendor (other than for any antecedent breach) by giving notice in writing to the Vendor and the Company, which notice may be given at any time prior to 9 : 00 a.m. (Hong Kong time) on the completion date of the Placing.

Effect of the Placing and the Subscription on the shareholding structure of the Company

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure of the Company immediately after completion of the Placing but before the Subscription; and (iii) the shareholding structure of the Company immediately upon completion of the Placing and the Subscription and full conversion of the Original Bonds and the Original Pre-emptive Bonds.

	Existing (as at the date of this announcement)		Immediately after the Placing but before the Subscription		Immediately after the Subscription		Immediately after the Subscription and assuming full conversion of the Original Bonds and the Original Pre-emptive Bonds
		% of issued		% of issued		% of issued		% of issued
		share capital		share capital		share capital		share capital
		of the		of the		of the		of the
Shareholder	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company

Datang	6,116,138,341	18.98%	3,526,138,341	10.94%	6,116,138,341	17.56%	6,647,619,470	17.67%
Country Hill	3,605,890,530	11.19%	3,605,890,530	11.19%	3,605,890,530	10.36%	3,919,328,119	10.42%
Placees of the Sale Shares (inc. SEHL)	—	—	2,590,000,000	8.04%	2,590,000,000	7.44%	2,590,000,000	6.89%
Other Shareholders	22,510,111,903	69.83%	22,510,111,903	69.83%	22,510,111,903	64.64%	24,456,929,228	65.02%

Total	32,232,140,774	100.00%	32,232,140,774	100.00%	34,822,140,774	100.00%	37,613,876,817	100.00%

Note:                  The above figures assume that other than the Subscription Shares, no further Shares are issued or repurchased by the Company, no issue of the Further Bonds, no issuance of Further Pre-emptive Securities and no share options are exercised, no conversion will be exercised, and other than the Sale Shares, no Shares are sold or purchased by the Vendor and no Restricted Share Units are granted, in each case on or after the date of this announcement and up to the date of the completion of the Placing and the Subscription.

ISSUE OF THE FURTHER BONDS

On 4 June 2014, the Company and the Joint Managers entered into the Bond Subscription Agreement, pursuant to which each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the Further Bonds to be issued by the Company in an aggregate principal amount of US$95 million. The Further Bonds will be consolidated and, from the date of their issue, form a single series with the Original Bonds and the Original Pre-emptive Bonds.

The Bond Subscription Agreement

Date:	4 June 2014

Parties:	The Company and the Joint Managers

Proposed issue of the Further Bonds:	Subject to the fulfilment of the conditions set out below in the section headed “Conditions Precedent”.

Conversion of the Further Bonds:

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Further Bonds at the initial Conversion Price, the Further Bonds will be convertible into 924,738,230 Shares, representing approximately 2.87% of the issued share capital of the Company on the Last Trading Day and approximately 2.79% of the issued share capital of the Company as enlarged assuming full conversion of the Further Bonds (assuming that no other Shares are issued or converted into). The New Conversion Shares will be allotted and issued pursuant to the 2013 General Mandate and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Further Bonds is not subject to the approval of the Shareholders.

Conditions Precedent:	The obligations of the Joint Managers to subscribe and pay for the Further Bonds are subject to, among others, the following conditions precedent:

(a)

Due diligence: the Joint Managers being satisfied with the results of its due diligence investigations with respect to the Company and the Group and the offering circular shall have been prepared in form and content satisfactory to the Joint Managers;

(b)

Other contracts: the execution and delivery (on or before the Further Bonds Closing Date) of the other contracts, each in a form reasonably satisfactory to the Joint Managers, by the respective parties;

	(c)	Lock-up: Datang and Country Hill having executed shareholder lock-up undertakings in the form agreed by the Joint Managers;

(d)

Auditors’ letters: upon the publication date of the offering circular and on the Further Bonds Closing Date, there having been delivered to the Joint Managers letters, in form and substance reasonably satisfactory to the Joint Managers, dated the publication date in the case of the first letter and dated the Further Bonds Closing Date in the case of the subsequent letters, and addressed to the Joint Managers from Deloitte Touche Tohmatsu, Certified Public Accountants to the Company;

	(e)	Compliance: at the Further Bonds Closing Date:

		(i)	the representations and warranties of the Company in the Bond Subscription Agreement being true, accurate and correct at, and as if made on such date;

		(ii)	the Company having performed all of its obligations under the Bond Subscription Agreement to be performed on or before such date; and

		(iii)	there having been delivered to the Joint Managers a certificate of a duly authorised officer of the Company;

(f)

Material adverse change: after the date hereof or, if earlier, the dates as of which information is given in the offering circular up to and at the Further Bonds Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in the condition (financial or other), prospects, results of operations or general affairs of the Company or of the Group, which, in the opinion of the Joint Managers, is material and adverse in the context of the issue and offering of the Further Bonds;

(g)

Other consents: on or prior to the Further Bonds Closing Date there shall have been delivered to the Joint Managers copies of all resolutions, consents, authorities and approvals required in relation to the issue of the Further Bonds (if any) and the performance of its obligations under the trust deed, the agency agreement and the Further Bonds (including the consents and approvals required from all lenders);

(h)

Listing: the Hong Kong Stock Exchange having agreed to list the New Conversion Shares upon conversion of the Further Bonds and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to the Joint Managers, to list the Further Bonds (or, in each case, the Joint Managers being reasonably satisfied that such listing will be granted);

(i)

Legal Opinions: on or before the Further Bonds Closing Date, there having been delivered to the Joint Managers opinions, in form and substance reasonably satisfactory to the Joint Managers, dated the Further Bonds Closing Date, of:

		(i)	Slaughter and May, legal advisers to the Company as to English law;

		(ii)	Conyers Dill & Pearman (Cayman) Limited, legal advisers to the Company as to Cayman Islands law;

		(iii)	Linklaters, legal advisers to the Joint Managers as to English law; and

		(iv)	Zhong Lun Law Firm, legal advisers to the Joint Managers as to PRC law.

Distribution:

The Further Bonds and the New Conversion Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States.

The Further Bonds will be offered and sold in an institutional offering outside the United States in reliance on Regulation S of the Securities Act.

The Further Bonds will be issued to persons in Hong Kong who are professional investors. None of the Further Bonds will be offered or sold to the public in Hong Kong where to do so would result in there being a “prospectus” as defined in the Companies Ordinance, nor will they be Further to any connected persons of the Company.

To the best of the Company’s knowledge, information and belief, having made all reasonable enquiries, the Joint Managers are independent third parties not connected with the Company or any of its subsidiaries or any of their respective directors, chief executives or substantial shareholders or any of their respective associates.

The Joint Managers have informed the Company that they intend to offer and sell the Further Bonds to no less than six placees.

To the best of the Company’s knowledge, information and belief, having made all reasonable enquiries, each of the placees (and their respective ultimate beneficial owners) is and will be independent third parties not connected with the Company or any of its subsidiaries or any of their respective directors, chief executives or substantial shareholders or any of their respective associates.

Company lock-up undertaking:	The Company has undertaken to the Joint Managers that neither it, nor any person acting on its behalf will:

(a)

issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants or offer rights entitling persons to subscribe or purchase any interest in any Shares or securities of the same class as the Bonds or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe or purchase the Bonds, the Shares or securities of the same class as the Bonds, the Shares or other instruments representing interests in the Bonds, the Shares or other securities of the same class as them;

(b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

(c)

enter into any transaction with the same economic effect as, or which is designed to, or which may reasonably be expected to result in, or agree to do, any of the foregoing, whether any such transaction of the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

	(d)	announce or otherwise make public an intention to do any of the foregoing,

in any such case without the prior written consent of the Joint Managers between the date of the Bond Subscription Agreement and the date which is 90 days after the date of the Bond Subscription Agreement (both dates inclusive); except for

	(i)	the issue of any Shares under the Placing and Subscription Agreement; and

(ii)

the issue of any Bonds or Shares to be issued upon conversion of the Bonds pursuant to any pre-emptive rights arising from the Country Hill Subscription Agreement or the Datang Subscription Agreement (including but not limited to the Further Pre-emptive Securities); and

	(iii)	the issue of any Shares to be issued upon the conversion of the Bonds; and

(iv)

the issue of any share options and restricted share units pursuant to any share option schemes adopted in compliance with the Listing Rules and any publicly disclosed equity incentive plans of the Company; and

(v)

the issue of any Shares which are issued as consideration for any merger or acquisition provided that (1) the aggregate value of the Shares issued (as calculated by the Current Market Price (as defined in the Bond Subscription Agreement)) is less than US$100,000,000 and (2) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue.

For the avoidance of doubt, any additional lock-up undertaking entered into pursuant to the above shall only be for a period of 90 days from the date of the Bond Subscription Agreement.

Termination:

The Joint Managers may, by written notice to the Company given at any time prior to payment of the net subscription monies for the Further Bonds to the Company, terminate the Bond Subscription Agreement in any of the following circumstances:

(a)

if there shall have come to the notice of the Joint Managers any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Bond Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Bond Subscription Agreement;

	(b)	if any of the conditions have not been satisfied or waived by the Joint Managers on or prior to the Further Bonds Closing Date;

(c)

if there shall have been, since the date of the Bond Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over the counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of the Joint Managers, be likely to prejudice materially the success of the offering and distribution of the Further Bonds or dealings in the Bonds in the secondary market;

(d)

if, in the opinion of the Joint Managers, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange, the Singapore Stock Exchange and/or the Hong Kong Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (ii) a suspension in trading in the Company’s securities on the Hong Kong Stock Exchange or the Company’s American Depositary Receipts on the New York Stock Exchange and/or any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the issue of the Further Bonds, or in respect of the transactions described in the announcement in relation to the Placing and the Subscription; (iii) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Company, the Bonds and the Shares to be issued upon conversion of the Bonds or the transfer thereof;

(e)

if there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would in the opinion of the Joint Managers, be likely to prejudice materially the success of the offering and distribution of the Further Bonds or dealings in the Bonds in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Further Bonds will take place on the Further Bonds Closing Date.

The Board considers that the terms and conditions of the Bond Subscription Agreement and the Further Bonds are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Principal terms of the Further Bonds

The Further Bonds will be consolidated and from the date of their issue form a single series with the Original Bonds and the Original Pre-emptive Bonds and have the same terms and conditions.

The principal terms of the Further Bonds are summarised as follows:

Issuer:	the Company

Principal amount:	US$95 million

Maturity Date:	7 November 2018

Redemption amount on maturity:	Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Bonds at its principal amount on the maturity date.

Interest rate:	The Bonds will not bear interest.

Status:

The Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Company under the Bonds shall, subject to exceptions as may be provided by mandatory provisions of applicable legislation and subject to the terms and conditions of the Bonds, at all times rank at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations.

Conversion right:

Subject to and upon compliance with the terms and conditions of the Bonds, the Bonds are convertible by holders into Shares, at any time on and after 18 December 2013 and up to the close of business (at the place where the bond certificate evidencing such Bond is deposited for conversion) on the date falling seven days prior to the maturity date (both days inclusive), except as described in the terms and conditions of the Bonds, or, if such Bonds shall have been called for redemption by the Company before the maturity date, then up to the close of business (at the place aforesaid) on a date no later than seven days (both days inclusive) prior to the date fixed for redemption thereof, or if notice requiring redemption has been given by the holders of such Bond pursuant to the terms and conditions of the Bonds, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice.

Conversion Price:	The conversion price (as defined in the terms and conditions of the Bonds) will initially be HK$0.7965 per Share but will be subject to adjustment.

The Conversion Price will be subject to adjustment for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distributions (meaning any distribution of assets in specie and any cash dividend or distribution), rights issue of Shares or options over Shares, rights issue of other securities (other than Shares or options), issue of securities at below 90% of the Current Market Price, modification of rights of conversion and other offers to Shareholders, subject to the terms and conditions of the Bonds.

Effect on the share capital of the Company as a result of conversion of the Further Bonds

Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Further Bonds at the initial Conversion Price, the Further Bonds will be convertible into 924,738,230 Shares, representing approximately 2.87% of the issued share capital of the Company on the Last Trading Day and approximately 2.79% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure immediately after the issue of the Further Bonds, full conversion of the Original Bonds and the Original pre-emptive Bonds and assuming no conversion of the Further Bonds into Conversion Shares; and (iii) the shareholding structure immediately after the issue of the Further Bonds and full conversion of the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds.

			Immediately after the issue of the Further Bonds and assuming full
	Existing (as at the date of this		conversion of the Original Bonds and the Original Pre-emptive Bonds into
	announcement)		Shares at the initial Conversion Price
					Assuming full conversion of the
			Assuming no conversion of the		Further Bonds into Shares at the
			Further Bonds (Note 1)		initial Conversion Price (Note 2)
		% of issued		% of issued		% of issued
		share capital of		share capital of		share capital of
Shareholder	No. of Shares	the Company	No. of Shares	the Company	No. of Shares	the Company

Datang	6,116,138,341	18.98%	6,647,619,470	18.98%	6,647,619,470	18.49%

Country Hill	3,605,890,530	11.19%	3,919,328,119	11.19%	3,919,328,119	10.90%

Holders of Further Bonds	—	—	—	—	924,738,230	2.57%

Holders of Original Bonds	—	—	1,946,817,325	5.56%	1,946,817,325	5.42%

Other Shareholders (Note 3)	22,510,111,903	69.83%	22,510,111,903	64.27%	22,510,111,903	62.62%

Total	32,232,140,774	100.00%	35,023,876,817	100.00%	35,948,615,047	100.00%

Notes:

(1)               Assumes that other than the Further Bonds, no Share issuance (including the Placing), no issuance of Further Pre-emptive Securities, no Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities other than the Original Bonds and the Original Pre-emptive Bonds. As at 30 April 2014, the Company has 464,701,960 outstanding share options.

(2)               Assumes that other than the Further Bonds, no Share issuance (including the Placing), no issuance of Further Pre-emptive Securities, no Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities other than the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds. As at 30 April 2014, the Company has 464,701,960 outstanding share options.

(3)               “Other Shareholders” includes Placees of the Sale Shares.

Comparison of conversion price

The initial Conversion Price of HK$0.7965 represents:

(1)              a premium of approximately 26.43% over the Closing Price of HK$0.63 per Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

(2)              a premium of approximately 22.54% over the volume weighted average Closing Price of HK$0.65 per Share for the last five consecutive trading days up to and including the Last Trading Day; and

(3)              a premium of approximately 22.54% over the volume weighted average Closing Price of HK$0.65 per Share for the last ten consecutive trading days up to and including the Last Trading Day.

The initial Conversion Price was determined after arm’s length negotiations between the Company and the Joint Managers with reference to the Closing Price of the Shares quoted on the Hong Kong Stock Exchange on the Last Trading Day.

2013 General mandate

By a resolution of the Shareholders of the Company passed at the annual general meeting held on 13 June 2013, the Company granted a general mandate to the Directors to allot and issue up to 20% of the issued share capital of the Company, with the issued share capital of the Company being 32,073,771,248 Shares at the time. The Shares issuable under the Original Bonds will be issued under the 2013 General Mandate. Under the Original Bonds, based on the initial conversion price of HK$0.7965 per Share and assuming full conversion of the Original Bonds, the Original Bonds will be convertible into 1,946,817,325 Shares. As at the date of this announcement, the Company is entitled to issue up to 4,467,936,924 Shares pursuant to the 2013 General Mandate. The Subscription Shares, comprising 2,590 million Shares, and the New Conversion Shares, comprising 924,738,230 Shares, will be issued under the 2013 General Mandate.

Fund raising activity by the Company in the last 12 months

References are made to the Company’s announcements dated 7 November 2013 and 18 December 2013 and the Company’s circular dated 29 January 2014 in relation to the issue of the Original Bonds and the Original Pre-emptive Securities.

On 7 November 2013, the Company issued the Original Bonds in an aggregate principal amount of US$200,000,000.

On 17 February 2014, the independent shareholders of the Company approved the issue of the Original Pre-emptive Securities to Datang and Country Hill which was completed on 29 May 2014, with an aggregate principal amount of US$54,600,000 and US$32,200,000, respectively.

Pre-emptive rights of Datang

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010 and 5 May 2011 in relation to the Datang Subscription Agreement.

Pursuant to the Datang Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, completion of any such issue of the Datang Pre-emptive Securities to, and subscription of the Datang Pre-emptive Securities by, Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals.

Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities in connection with the issue of the Subscription Shares, the Further Bonds and any Country Hill Further Subscription will be at a price equivalent to the Subscription Price (in the case of the Datang Pre-emptive Shares) or the issue price of the Further Bonds (in the case of the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders for any such Datang Further Subscription.

The Company has notified Datang in accordance with the terms of the Datang Subscription Agreement in respect of the issue of the Subscription Shares and the Further Bonds and the possible Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, Datang is deemed to have elected not to exercise its pre-emptive right with respect to the Datang Pre-emptive Securities if it does not respond to the final notice within ten (10) business days following the date of the final notice.

As at the date of this announcement, the Company has been informed by Datang in a non-legally binding letter of intent that it was committed to exercising its pre-emptive right to subscribe for the Datang Pre-emptive Securities, up to the amount it is entitled to under the Datang Subscription Agreement based on terms and conditions that are substantially the same as the Placing, the Subscription and the issue of the Further Bonds. The Company will make such further announcement as is necessary under the Listing Rules in relation thereto.  If Datang fully exercises its pre-emptive right pursuant to the Datang Subscription Agreement,

(assuming Country Hill also exercises its pre-emptive right to the maximum extent redirected in its letter of intent and the Datang Further Subscription completes), the maximum gross proceeds of the potential Datang Further Subscription will be approximately US$75.2 million.

Pre-emptive rights of Country Hill

Reference is made to the Company’s announcements dated 18 April 2011 in relation to the Country Hill Subscription Agreement.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Country Hill immediately prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Securities to, and subscription of the Country Hill Pre-emptive Securities by, Country Hill upon exercise of its pre- emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-Emptive Securities in connection with the issue of the Subscription Shares, the Further Bonds and any Datang Further Subscription will be at a price equivalent to the Subscription Price (in the case of the Country Hill Pre-emptive Shares) or the issue price of the Further Bonds (in the case of the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the approval of the independent Shareholders for any such Country Hill Further Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the issue of the Subscription Shares, the Further Bonds. Pursuant to the Country Hill Subscription Agreement, Country Hill is deemed to have elected not to exercise the pre-emptive right with respect to the Country Hill Pre-emptive Securities if it does not respond to the final notice within ten (10) business days following the date of the final notice.

As at the date of the announcement, the Company has been informed by Country Hill in a non-legally binding letter of intent that it was committed to exercising its pre-emptive right to subscribe for Shares and/or Bonds for a total consideration of up to US$25,000,000, based on terms and conditions that are substantially the same as the issue of the Shares and/or the Further Bond. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

If Country Hill fully exercises its pre-emptive right in accordance with its letter of intent (assuming Datang also exercises its pre-emptive right in full and the Datang Further Subscription also completes) and the Country Hill Further Subscription completes, the maximum gross proceeds of the potential Country Hill Further Subscription will be approximately US$25 million.

EFFECT OF THE PLACING, THE SUBSCRIPTION, THE FURTHER BONDS, THE DATANG PRE-EMPTIVE SECURITIES AND THE COUNTRY HILL PRE-EMPTIVE SECURITIES

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure of the Company immediately after completion of the Placing but before the Subscription; (iii) the shareholding structure of the Company immediately upon completion of the Placing and the Subscription and full conversion of the Original Bonds and the Original Pre-emptive Bonds; (iv) the shareholding structure of the Company immediately upon completion of the Placing and Subscription and after the issue of the Further Bonds, the full conversion of the Original Bonds and the Original Pre-emptive Bonds and assuming no conversion of the Further Bonds; (v) the shareholding structure of the Company immediately upon completion of the Placing and Subscription and after the issue of the Further Bonds and the full conversion of the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds; and (vi) the shareholding structure of the Company immediately upon completion of the Placing and Subscription and after the issue of the Further Bonds and the full conversion of the Original Bonds, the Original Pre-emptive Bonds, the Further Bonds and the Further Pre-emptive Securities.

							Immediately after the Subscription and after the issue of the Further Bonds
											Immediately after Subscription and
											assuming full conversion of the
							Assuming full conversion of the				Original Bonds, the Original Pre-
							Original Bonds and the Original		Assuming full conversion of the		emptive Bonds, the Further Bonds
							Pre-emptive Bonds and assuming no		Original Bonds, the Original Pre-		and the Further Pre-emptive
							conversion of the Further Bonds		emptive Bonds and the Further		Securities into Shares at the initial
	Existing (as at the date of this		Immediately after the Placing but		Immediately after the Subscription		into Shares at initial Conversion		Bonds into Shares at initial		Conversion Price
	announcement)		before the Subscription (Note 1)		(Note 1)		Price (Note 1)		Conversion Price (Note 2)		(Note 3), (Note 4)
		% of issued		% of issued		% of issued		% of issued		% of issued		% of issued
		share capital		share capital		share capital		share capital		share capital		share capital
		of the		of the		of the		of the		of the		of the
Shareholder	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company

Datang	6,116,138,341	18.98%	3,526,138,341	10.94%	6,116,138,341	17.56%	6,647,619,470	17.67%	6,647,619,470	17.25%	7,537,973,850	18.98%
Country Hill	3,605,890,530	11.19%	3,605,890,530	11.19%	3,605,890,530	10.36%	3,919,328,119	10.42%	3,919,328,119	10.17%	4,215,593,919	10.61%
Placees of the Sale Shares (inc. SEHL)	—	—	2,590,000,000	8.04%	2,590,000,000	7.44%	2,590,000,000	6.89%	2,590,000,000	6.72%	2,590,000,000	6.52%
Holders of Further Bonds	—	—	—	—	—	—	—	—	924,738,230	2.40%	924,738,230	2.33%
Holders of Original Bonds	—	—	—	—	—	—	1,946,817,325	5.18%	1,946,817,325	5.05%	1,946,817,325	4.90%
Other Shareholders	22,510,111,903	69.83%	22,510,111,903	69.83%	22,510,111,903	64.64%	22,510,111,903	59.84%	22,510,111,903	58.41%	22,510,111,903	56.66%

Total	32,232,140,774	100.00%	32,232,140,774	100.00%	34,822,140,774	100.00%	37,613,876,817	100.00%	38,538,615,047	100.00%	39,725,235,227	100.00%

Notes:

(1)                       Assumes that other than the Subscription Shares, no further Shares are issued or repurchased by the Company, no issuance of Further Pre-emptive Securities and no share options are exercised, no conversion will be exercised, and other than the Sale Shares, no Shares are sold or purchased by the Vendor and no Restricted Share Units are granted, in each case on or after the date of this announcement and up to the date of the completion of the Placing and the Subscription.

(2)                       Assumes that other than the Further Bonds and the Placing, no Share issuance, no issuance of Further Pre-emptive Securities, no Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities other than the Original Bonds and the Original Pre-emptive Bonds. As at 30 April 2014, the Company has 464,701,960 outstanding share options.

(3)                       Assumes that other than the Further Bonds, the Placing and the Further Pre-emptive Securities, no Share issuance, no Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities other than the Original Bonds and the Original Pre-emptive Bonds. As at 30 April 2014, the Company has 464,701,960 outstanding share options.

(4)                       Assumes that Datang has subscribed for the Shares and Bonds up to the full amount it is entitled to under the Datang Subscription Agreement. Assumes that Country Hill has subscribed for the Shares and the Bonds for a total consideration of US$25,000,000 and in the ratio of the Country Hill Pre-emptive Shares and Country Hill Pre-emptive Bonds in accordance with the Placing and the issue of the Further Bonds.

SHAREHOLDER LOCK-UP UNDERTAKINGS BY DATANG AND COUNTRY HILL

Each of Datang and Country Hill has given a lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the Further Bonds.

LISTING RULES IMPLICATIONS

As each of Datang and Country Hill is a substantial shareholder of the Company and thus a connected person of the Company, any Datang Further Subscription and any Country Hill Further Subscription (including any issue of Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. As at the date of this announcement, the Company has been informed by each of Datang and Country Hill in a non-legally binding letter of intent that it was committed to exercising its pre-emptive rights to subscribe for the Datang Pre-emptive Securities and the Country Hill Pre-emptive Securities respectively, up to the amount it is entitled to under the Datang Subscription Agreement (in the case of Datang) or the Country Hill Subscription Agreement for a consideration of up to US$25,000,000 (in the case of Country Hill) based on terms and conditions that are substantially the same as the issue of the Shares and/or the Further Bonds. The Company will make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

REASONS FOR AND BENEFITS OF THE PLACING, THE SUBSCRIPTION AND THE ISSUE OF THE FURTHER BONDS

The Company is of the view that the Placing, the Subscription and the issue of the Further Bonds represents a good opportunity for the Company to broaden its shareholder base.

USE OF PROCEEDS

The gross proceeds from the issue of the Subscription Shares and the Further Bonds will be approximately US$296.9 million.

The net proceeds (net of fees, commissions and expenses) from the issue of the Subscription Shares and the Further Bonds will be approximately US$291.2 million.

It is estimated that, assuming Datang and Country Hill each exercise their respective pre-emptive rights in accordance with their respective letters of intent, the net proceeds (net of fees, commissions and expenses) from the issue of the Subscription Shares, Further Bonds, the Datang Pre-emptive Securities and the Country Hill Pre-emptive Securities will be approximately US$391.4 million.

The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Subscription Shares, the Further Bonds, any Datang Pre-emptive Securities and any Country Hill Pre-emptive Securities for the Company’s capital expenditure used for capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

INFORMATION ABOUT THE COMPANY

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. In addition, the Company has established a joint venture Company with Semiconductor Manufacturing International (Beijing) Corporation, Beijing Industrial Development Investment Management Co., Ltd and Zhongguancun Development Group, which is constructing a new 12-inch fab in Beijing. The Company also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

GENERAL

Shareholders and potential investors should note that completion of the Subscription and the completion of the issue of the Further Bonds are subject to fulfilment of the conditions under the Placing and Subscription Agreement and the Bond Subscription Agreement, respectively. As the Subscription, the issue of the Further Bonds, the Datang Further Subscription and Country Hill Further Subscription may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“2013 General Mandate”

a general and unconditional mandate granted to the Directors by passing a resolution of the Shareholders at the annual general meeting of the Company held on 13 June 2013 to exercise the power of the Company to allot and issue up to 20% of the issued share capital of the Company as at the date of passing such resolution

“2014 Equity Incentive Plan”

the 2014 equity incentive plan adopted by the Company pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 13 June 2013 and effective from 15 November 2013 upon its registration with the PRC State Administration of Foreign Exchange;

“ADS(s)”	American depositary shares of the Company, each of which represents 50 Shares;

“Alternative Stock Exchange”

at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in;

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	the board of Directors;

“Bond Subscription Agreement”	the subscription agreement between the Company and the Joint Managers dated 4 June 2014 relating to the issue of the Further Bonds;

“Bonds”	the Original Bonds, the Original Pre-emptive Bonds, the Further Bonds, any Datang Pre-emptive Bonds and any Country Hill Pre-emptive Bonds;

“Closing Price”

“Closing Price” for the Shares for any trading day shall be the price published in the daily quotation sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day;

“Companies Ordinance”	Companies Ordinance (Chapter 622 of the Laws of Hong Kong);

“Company”

Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.;

“connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“Conversion Price”

the price at which Conversion Shares will be issued upon conversion of the Bonds which will initially be HK$0.7965 per Conversion Share and will be subject to adjustment in the manner provided in the terms and conditions of the Bonds;

“Conversion Shares”	to be allotted and issued by the Company upon conversion of the Bonds;

“Country Hill”	Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation;

“Country Hill Further Subscription”	the potential subscription of Country Hill Pre-emptive Securities by Country Hill pursuant to any exercise of pre-emptive right by Country Hill under the Country Hill Subscription Agreement;

“Country Hill Original Pre-emptive Bonds”

the US$32,200,000 zero coupon convertible bond due 2018 issued to Country Hill on 29 May 2014 pursuant to a subscription agreement dated 18 December 2013 between Country Hill and the Company, which are consolidated and form a single series with the Original Bonds;

“Country Hill Pre- emptive Bonds”

any Bonds to be issued to Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Bond Subscription Agreement as will result in Country Hill’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Further Bonds and any Datang Further Subscription;

“Country Hill Pre-emptive Securities”	the Country Hill Pre-emptive Bonds and the Country Hill Pre-emptive Shares;

“Country Hill Pre-emptive Shares”

any Shares to be issued to Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Placing and Subscription Agreement as will result in Country Hill’s percentage shareholding in the Company not being diluted by the issue of the Subscription Shares and any Country Hill Further Subscription of Shares;

“Country Hill Subscription Agreement”	the share subscription agreement dated 18 April 2011 between the Company and Country Hill;

“Current Market Price”	has the meaning as defined in the Subscription Agreement;

“Datang”

Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws;

“Datang Further Subscription”	the potential subscription of Datang Pre-emptive Securities by Datang pursuant to any exercise of pre-emptive right by Datang under the Datang Subscription Agreement;

“Datang Original Pre-emptive Bonds”

the US$54,600,000 zero coupon convertible bonds due 2018 issued to Datang on 29 May 2014 pursuant to a subscription agreement dated 18 December 2013 between Datang and the Company, which are consolidated and form a single series with the Original Bonds;

“Datang Pre-emptive Bonds”

any Bonds to be issued to Datang pursuant to any exercise of its pre-emptive right under the Datang Subscription Agreement in connection with the Bond Subscription Agreement as will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Further Bonds and any Country Hill Further Subscription;

“Datang Pre-emptive Securities”	the Datang Pre-emptive Bonds and the Datang Pre-emptive Shares;

“Datang Pre-emptive Shares”

any Shares to be issued to Datang pursuant to any exercise of its pre-emptive right under the Datang Subscription Agreement in connection with the Placing and Subscription Agreement as will result in Datang’s percentage shareholding in the Company not being diluted by the issue of the Subscription Shares and any Country Hill Further Subscription of Shares;

“Datang Subscription Agreement”	the share purchase agreement dated 6 November 2008 between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws;

“Director(s)”	director(s) of the Company;

“Further Bonds”

the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$95 million issued by the Company under the Bond Subscription Agreement which will be consolidated and from the date of their issue form a single series with the Original Bonds and the Original Pre-emptive Bonds;

“Further Bonds Closing Date”	24 June 2014 or such other date as the Company and the Joint Managers may agree, but not later than 8 July 2014;

“Further Pre-emptive Securities”	the Datang Pre-emptive Securities and the Country Hill Pre-emptive Securities;

“Group”	the Company and its subsidiaries;

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Joint Managers”	J.P. Morgan Securities plc and Deutsche Bank AG Hong Kong Branch;

“Joint Placing Agents”	J.P. Morgan Securities (Asia Pacific) Limited and Deutsche Bank AG, Hong Kong Branch

“Last Trading Day”	4 June 2014, being the last full trading day immediately before the entering into of the Bond Subscription Agreement and the Placing and Subscription Agreement;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“New Conversion Shares”	Shares to be allotted and issued by the Company upon conversion of the Further Bonds;

“Original Bonds”	the US$200,000,000 zero coupon convertible bonds due 2018 issued by the Company on 7 November 2013;

“Original Pre-emptive Bonds”	the Datang Original Pre-emptive Bonds and the Country Hill Original Pre-emptive Bonds;

“Original Pre-emptive Securities”	the Original Pre-emptive Bonds and any Shares issuable thereunder;

“Placees”	any professional institutional and other investor whom any of the Joint Placing Agents have procured to purchase any of the Sale Shares under the Placing and Subscription Agreement;

“Placing” the	placing of the Sale Shares pursuant to the Placing and Subscription Agreement;

“Placing and Subscription Agreement”	Placing and subscription agreement between the Vendor, the Company and the Joint Placing Agents dated 4 June 2014;

“Placing Price”	HK$0.60 per Sale Share;

“PRC”	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

“Regulation S”	Regulation S under the Securities Act;

“Restricted Share Units”

an unsecured promise of the Company to pay eligible individuals a specific number of Shares or American depositary share(s) of the Company, each of which represents 50 Shares, as applicable, on a specified date pursuant to the 2014 Equity Incentive Plan, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as set out in the 2014 Equity Incentive Plan and the applicable award document;

“Sale Shares”

a total of 2,590,000,000 Shares offered by the Vendor for sale on its own behalf which are to be placed by the Joint Placing Agents pursuant to the Placing and Subscription Agreement at the Placing Price;

“Securities Act”	the U.S. Securities Act of 1933, as amended;

“SEHL”	SIIC Estate (Holdings) Limited, a wholly owned subsidiary of Shanghai Industrial;

“SFC”	the Securities and Futures Commission of Hong Kong;

“Shanghai Industrial”	Shanghai Industrial Investment (Holdings) Company Limited, an existing shareholder of the Company holding approximately 4.59% of the issued share capital of the Company;

“Share(s)”	share(s) of US$0.0004 each in the share capital of the Company;

“Shareholder(s)”	the holder(s) of the Shares;

“Singapore Exchange”	Singapore Exchange Securities Trading Limited

“Subscription”	the subscription for the Subscription Shares pursuant to the Placing and Subscription Agreement;

“Subscription Price”	HK$0.60 per Subscription Share;

“Subscription Shares”	2,590,000,000 Shares to be subscribed by the Vendor pursuant to the Placing and Subscription Agreement;

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules;

“Takeovers Code”	the Code on Takeovers and Mergers of Hong Kong;

“US” or “United States”	the United States of America;

“US$”, “USD” or “US Dollars”	United States dollars, the lawful currency of the United States;

“Vendor”	Datang;

“%”	per cent.

By order of the Board
Semiconductor Manufacturing International Corporation
Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 4 June 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 10 June, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director